Exhibit 99.1
For Immediate Release
Flamel Technologies Announces Appointment of Lodewijk J.R. de Vink to
its Board of Directors
Lyon, France, January 11, 2005 - Flamel Technologies S.A. (NASDAQ:FLML) today announced that Lodewijk J.R. de Vink, former chief executive officer of Warner Lambert and former president of Schering Plough International, has joined the Board of Directors of the Company.
Mr. de Vink is a founding member of Blackstone Healthcare Partners, and serves on the boards of directors of the Roche Group, Alcon Inc., the National Foundation for Infectious Diseases and the United Negro College Fund. He is a member of the European Advisory Board of Rothschild & Cie. and Sotheby’s and is a former member of the Business Roundtable and the French American Business Roundtable.
Mr. de Vink was chairman and chief executive officer of Warner Lambert, one of the fastest growing pharmaceutical companies in the world at the time of its acquisition by Pfizer.
“We are delighted to have Lodewijk join our Board of Directors at this exciting time for Flamel Technologies,” said Stephen H. Willard, chief executive officer of Flamel Technologies, S.A. “This is an important inflection point for Flamel, as we leverage our two technologies into partnerships with large multinational pharmaceutical companies. Mr. de Vink’s knowledge of the industry will be instrumental in broadening and deepening our interactions with current and potential partners, while his experience in the management of growing world class companies will be of great help as we seek to develop our company.”
Mr. de Vink will replace Randy Thurman, who resigned from the Board of Directors.
“We have accepted Randy’s resignation with real regret,” said Elie Vannier, chairman of the Board of Directors of Flamel. “He has worked very diligently on behalf of the Company and we are grateful for his service.”
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste- masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and involve significant risks and uncertainties that may cause results to differ materially from those set forth in the statements. Among other risks, there can be no guarantee that the product described in this release will receive regulatory approval, or that it will prove to be commercially successful. This and other risk factors are discussed in the company’s 2004 Annual Report on Form 20-F and in the company’s periodic reports on Form 6-K. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2004.
CONTACT: Flamel Technologies, S.A.
Stephen H. Willard, 202-862-3993 or 011-334-7278-3434, E-mail: Willard@flamel.com, or
Michel Finance, 011-334-7278-3434, E-mail: Finance@flamel.com, or
Charles Marlio, 011-334-7278-3434, E-mail: Marlio@flamel.com